MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

November 30, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 52 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS® Lifetime® 2060 Fund (the "Fund") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comment on November 17, 2016, on the above-mentioned amendment filed with the Securities and Exchange Commission (the "SEC") on October 5, 2016 (the "PEA"). The PEA was filed in order to change the effective date of Post-Effective Amendment No. 49 from October 12, 2016, to December 4, 2016, to include additional information that was inadvertently omitted from Post-Effective Amendment No. 49, and to reflect changes in response to comments received from the Staff on September 15, 2016.

1.	Comment:	Pursuant to Instruction 6(a) of Item 3 of Form N-1A, please move the disclosure from the second sentence in the introduction to the Expense Summary Table to a footnote below the Expense Summary Table.

Response:
We are aware that Instruction 6(a) of Item 3 of Form N-1A states to disclose in a footnote that Other Expenses are based on estimated amounts for the current fiscal year. We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format. We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421 under the Securities Act of 1933, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

Securities and Exchange Commission
November 30, 2016

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Senior Counsel